Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Information made available to employees:

Georgia PSC approves Dominion Energy-SCANA combination

On March 20, 2018, the Georgia Public Service Commission unanimously approved the merger of Dominion Energy and SCANA Corporation. In doing so, the Georgia PSC became the first state regulatory agency to act on the proposed combination.

"We greatly appreciate the prompt action by Chairman McDonald and the other commissioners in moving forward with our proposal." said Thomas F. Farrell, II, Dominion Energy chairman, president and CEO. "This is an important step in bringing a brighter energy future to customers, communities and others served by the SCANA companies. We look forward to receiving the additional required regulatory approvals and completing our transaction by the end of this year."

The Federal Trade Commission previously granted early termination of the 30-day waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act. The merger is also contingent upon approval of SCANA's shareholders; review and approval from the public service commissions of South Carolina and North Carolina; and authorization of the Nuclear Regulatory Commission and Federal Energy Regulatory Commission. You can check the status of key approvals on The Edge.

Under a merger agreement announced in January, the combined company would deliver energy to approximately 6.5 million regulated customer accounts and have an electric generating portfolio of about 31,400 megawatts and 93,600 miles of electric transmission and distribution lines. It also would have a natural gas pipeline network totaling 106,400 miles and operate one of the nation's largest natural gas storage systems with 1 trillion cubic feet of capacity.

Additional Information
In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a preliminary prospectus of Dominion Energy and a preliminary proxy statement of SCANA (the “preliminary proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus (the “definitive proxy statement/prospectus”) will be sent to SCANA’s shareholders. Investors and security holders can obtain the registration statement and the preliminary proxy statement/prospectus, and will be able to obtain the definitive proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.